Earthstone Energy, Inc.
1400 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380

October 6, 2017

VIA EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Earthstone Energy, Inc. Registration Statement on Form S-3 File No. 333-218277

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Earthstone Energy, Inc. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement so that it may become effective at 5:00 p.m. Eastern Daylight Time on Tuesday, October 10, 2017, or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Reid A. Godbolt at (303) 573-1600. The Company hereby authorizes Reid A. Godbolt of Jones & Keller, P.C. to orally modify or withdraw this request for acceleration.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

EARTHSTONE ENERGY, INC.

By:   /s/ Frank A. Lodzinski
Name:  Frank A. Lodzinski
Title:    President and Chief Executive Officer